UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BLUE BIRD CORPORATION

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.0001 per share

Series A Convertible Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

095306106

(CUSIP Number of Common Stock)

095306205

(CUSIP Number of Series A Convertible Preferred Stock)

Paul Yousif

General Counsel and Corporate Treasurer

Blue Bird Corporation

3920 Arkwright Road, Suite 200

Macon, Georgia 31210

(478) 822-2801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael E. Lubowitz, Esq.

Eoghan P. Keenan, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$50,000,000	$6,225

*            The transaction value is estimated only for purposes of calculating the filing fee. This calculation assumes the purchase of (i) 1,782,568 shares of Common Stock, par value $0.0001 per share, at a price of $28.00 per share and (ii) 364 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, at a price of $241.69 per share.

**     The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,225	Filing Party:	Blue Bird Corporation

Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2018

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐              third-party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐              Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2  (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on September 14, 2018, as amended by Amendment No. 1 filed on September 25, 2018, relating to the offer by Blue Bird Corporation, a Delaware corporation (“Blue Bird” or the “Company”), to purchase up to $50 million in aggregate value of its shares of Common Stock and Preferred Stock (each as defined below). The offer is made with respect to (i) 1,782,568 shares of our common stock, $0.0001 par value per share (the “Common Stock”), for purchase by us at a price of $28.00 per Share (the “Common Stock Offer Price”), and (ii) 364 shares of our 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), for purchase by us at a price of $241.69 per Share, which is equal to the Common Stock Offer Price multiplied by 8.6318, which is the conversion rate to acquire shares of Common Stock set forth in the Company’s Certificate of Designations, Preferences, Rights and Limitations of the Preferred Stock, rounded to the nearest one-ten-thousandth, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2018, as supplemented on September 25, 2018 (as so supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, which as amended or further supplemented from time to time together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment No. 2, and as more particularly set forth below.

This Amendment No. 2 is filed to (i) waive the Financing Condition (as defined in the Offer to Purchase) set forth in the Offer and (ii) remove the “Odd Lot” priority with respect to proration in the event that the number of Shares validly tendered in the Offer exceeds the number of Shares sought to be acquired in the Offer.

ITEM 1.                                                SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase is hereby amended and supplemented as follows:

The answer to the question “How will we pay for the Shares?” in the Offer to Purchase is amended to delete the last sentence before the cross-reference to Section 8.

The answer to the question “Are there any conditions to the Offer?” in the Offer to Purchase is amended to delete the first item identified therein regarding the consummation of the funding of the Incremental Term Loan (as defined in the Offer to Purchase) contemplated by the First Amendment (as defined in the Offer to Purchase). We waived the Financing Condition as a condition to closing the Offer on October 5, 2018.

The answer to the question “In what order will you purchase the tendered Shares?” in the Offer to Purchase is amended and restated to read:

“In the event that more than 1,782,568 shares of Common Stock or more than 364 shares of Preferred Stock (or such greater number of shares of Common Stock or Preferred Stock as the Company elects to purchase) are validly tendered, we will purchase Shares in the following order of priority:

•                  Shares of Common Stock. We will purchase shares of Common Stock on a pro rata basis from all stockholders who properly tender, and do not properly withdraw, shares of Common Stock until we have acquired the number of shares of Common Stock that we have offered to purchase.

•                  Shares of Preferred Stock. We will purchase shares of Preferred Stock on a pro rata basis from all stockholders who properly tender, and do not properly withdraw, shares of Preferred Stock until we have acquired the number of shares of Preferred Stock that we have offered to purchase.

Consequently, all of the shares of Common Stock or Preferred Stock that you tender in the Offer may not be purchased. See Section 1.”

The answer to the question “If I own fewer than 100 shares of Common Stock and I tender all of my shares of Common Stock, will I be subject to proration?” in the Offer to Purchase is amended and restated to read:

“Yes. If you are a holder of Common Stock and you own, beneficially or of record, fewer than 100 shares of Common Stock in the aggregate, you properly tender all of these shares of Common Stock and do not properly withdraw them before the Expiration Date, such shares of Common Stock will be subject to the proration procedure. See Section 1.”

ITEM 4.                                                TERMS OF THE TRANSACTION

The information set forth in the Offer to Purchase in the sections entitled Section 1 (“Number of Shares; Proration), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”) and Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase is hereby amended and supplemented as follows:

The second paragraph under the cover page to the Offer to Purchase is amended to delete the reference to “Odd Lot” priority.

The third paragraph of the Introduction letter on page 11 of the Offer to Purchase is amended to delete the reference to “Odd Lot” priority.

The third paragraph under Section 1 (“Number of Shares; Proration”) of the Offer to Purchase is amended to delete the reference to “Odd Lot” priority.

The sixth paragraph under Section 1 (“Number of Shares; Proration”) of the Offer to Purchase is amended to delete to reference to Odd Lots.

The sub-section titled “Priority of Purchases” under Section 1 (“Number of Shares; Proration”) of the Offer to Purchase is amended and restated to read:

“Priority of Purchases. On the terms and subject to the conditions of the Offer, if, more than 1,782,568 shares of Common Stock or more than 364 shares of Preferred Stock (or such greater number of shares of Common Stock or Preferred Stock as the Company elects to purchase) are validly tendered, we will purchase Shares in the following order of priority:

•                  We will purchase shares of Common Stock on a pro rata basis from all other stockholders who properly tender, and do not properly withdraw, shares of Common Stock until we have acquired the number of shares of Common Stock that we have offered to purchase.

•                  We will purchase shares of Preferred Stock on a pro rata basis from all stockholders who properly tender, and do not properly withdraw, shares of Preferred Stock until we have acquired the number of shares of Preferred Stock that we have offered to purchase.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all Shares tendered by a stockholder will be purchased even though those Shares were validly tendered and not validly withdrawn.

As we noted above, we may elect to purchase in the Offer more than the number of Shares specified above, subject to applicable law.  If we do so, the preceding provisions will apply to the greater number of Shares.”

The paragraph titled “Odd Lots” under Section 1 (“Number of Shares; Proration”) in the Offer to Purchase is deleted.

The first paragraph of the sub-section titled “Proration” under Section 1 (“Number of Shares; Proration”) of the Offer to Purchase is amended and restated to read:

“Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares will be based on the ratio of the number of shares of Common Stock or Preferred Stock properly tendered and not properly withdrawn by such stockholder to the total number of shares of Common Stock or Preferred Stock, respectively, properly tendered and not properly withdrawn by all stockholder of Common Stock or Preferred Stock, as applicable, subject to adjustment to avoid the purchase of fractional Shares. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn and the guaranteed delivery procedure described in Section 3, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. After the Expiration Date, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain such information from their brokers.”

The eighth paragraph under the sub-section titled “Proper Tender of shares of Common Stock” under Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is deleted.

The reference to “Odd Lot” priority in the second paragraph under Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is deleted.

The first paragraph under Section 6 (“Conditions of the Offer”) of the Offer to Purchase is amended and restated to read:

“The Offer to Purchase conditioned the Offer on the consummation of the funding of the Incremental Term Loan contemplated by the First Amendment which provides for, among other things, the increase in size of (i) the Initial Term Facility (as defined in Section 8) by $50 million in the form of the Incremental Term Loan and (ii) the commitments in respect of the Initial Revolving Facility (as defined in Section 8) by $25 million (the “Financing Condition”) and on certain other conditions listed below. We waived the Financing Condition as a condition to closing the Offer on October 5, 2018. In addition, notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

ITEM 6.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The fifth paragraph under the sub-section titled “Purpose of the Offer” under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is deleted.

ITEM 12.                                         EXHIBITS

The information in the Letter of Transmittal, previously filed on the Schedule TO as Exhibit (a)(1)(ii), is hereby amended and supplemented to delete all references to “Odd Lot” priority.

The information in the Notice of Guaranteed Delivery, previously filed on the Schedule TO as Exhibit (a)(1)(iii), is hereby amended and supplemented to delete all references to “Odd Lot” priority.

The information in the Letter to Brokers, previously filed on the Schedule TO as Exhibit (a)(1)(iv), is hereby amended and supplemented to delete all references to “Odd Lot” priority.

The information in the Letter to Clients, previously filed on the Schedule TO as Exhibit (a)(1)(v), is hereby amended and supplemented to delete all references to “Odd Lot” priority.

The information in the Summary Advertisement, previously filed on the Schedule TO as Exhibit (a)(5)(ii), is hereby amended and supplemented to delete all references to “Odd Lot” priority.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLUE BIRD CORPORATION

Dated: October 5, 2018	By:	/s/ Paul Yousif
	Name:	Paul Yousif
	Title:	General Counsel and Corporate Treasurer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated September 14, 2018.
(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)**	Supplement to Offer to Purchase, dated September 25, 2018.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press Release, dated September 14, 2018.
(a)(5)(ii)*	Summary Advertisement, dated September 14, 2018.
(b)(i)

Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on December 15, 2016).

(b)(2)

First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company on September 13, 2018).

(d)(1)

Registration Rights Agreement between the Company and certain security holders entered into in connection with the Company’s initial public offering (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on January 23, 2014).

(d)(2)	Blue Bird Corporation 2015 Omnibus Equity Incentive Plan (the “Incentive Plan”) (incorporated by reference to Annex D to the Company’s definitive Proxy Statement, as filed on January 20, 2015).
(d)(3)

Registration Rights Agreement, dated as of February 24, 2015, by and among the Company, The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(4)	Phantom Equity Plan (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(5)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(6)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).
(d)(7)

Form of grant agreement for non-qualified stock options granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(8)

Form of grant agreement for restricted stock granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(9)

Form of grant agreement for restricted stock units granted under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(10)

Form of indemnity agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(11)

Employment Agreement, dated as of April 1, 2011, between School Bus Holdings Inc. and Philip Horlock (incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(12)

First Amendment to Employment Agreement dated as of April 1, 2011 between School Bus Holdings Inc. and Philip Horlock made as of June 1, 2012 (incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(13)

Severance Agreement, dated as of May 10, 2012, between Blue Bird Corporation and Phillip Tighe (incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(14)

Severance Agreement, dated as of July 1, 2008, between School Bus Holdings Inc. and Paul Yousif (incorporated by reference to Exhibit 10.31 to the Company’s Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(15)

Form of Restricted Stock Unit Grant Agreement for directors under the Company’s Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q/A filed by the Company on August 18, 2015).

(d)(16)

Purchase and Sale Agreement dated May 26, 2016 by and among The Traxis Group G.V., Blue Bird Corporation, and ASP BB Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(17)

Letter Agreement dated May 26, 2016 among American Securities LLC, ASP BB Holdings LLC and Blue Bird Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(18)

Offer Letter dated March 29, 2016 and Severance Agreement dated April 18, 2016 between Blue Bird Corporation and Mark Terry (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(19)

Offer Letter dated October 19, 2015 between Blue Bird Corporation and Tom Roberts (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(20)

Securities Purchase Agreement dated September 23, 2017 by and among Blue Bird Corporation and Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC - Series A, and Coliseum School Bus Holdings,

LLC (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed by the Company on December 8, 2017).
(d)(21)

Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on December 15, 2016).

(d)(21)

First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company on September 13, 2018).

*	Previously filed with the Schedule TO on September 14, 2018
**	Previously filed with the Schedule TO on September 25, 2018